UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



                                  Emageon Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29076V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,030,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,030,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,030,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     14.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of February 15, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,424,100 Shares owned by JE Partners, a Bermuda partnership, and 606,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Investors, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,030,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,030,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,030,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   14.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of February 15, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,424,100 Shares owned by JE Partners, a Bermuda partnership, and 606,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,030,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,030,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,030,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  14.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of February 15, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,424,100 Shares owned by JE Partners, a Bermuda partnership, and 606,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

Cusip No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,030,860*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,030,860*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,030,860*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  14.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of February 15, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,424,100 Shares owned by JE Partners, a Bermuda partnership, and 606,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.   29076V109


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          OPP, the investment adviser of the Partnerships, believes that the Company has available to it a number of strategic initiatives that will enhance its value, and has engaged in discussions with the Board and management of the Company to review these initiatives.

          By letter dated February 14, 2008, which was received by the Company on February 15, 2008, Davenport nominated three individuals for election to the Company's Board of Directors at the Company's 2008 Annual Meeting.

          Depending  upon OPP's view of the  Company's  business  and  financial
prospects  and  general  market   conditions,   the  Partnerships  may  purchase
additional Shares or dispose of Shares at any time or from time to time.



Item 7.   Exhibits.
          --------

          Joint filing agreement dated as of February 19, 2008 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 19, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------



          The undersigned agree that this Schedule 13D Amendment No. 4 relating to the shares of common stock of Emageon Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            February 19, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press